SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, November 5, 2009

Deutsche Telekom confirms guidance for the year after good third quarter

Deutsche Telekom posts good figures to continue the positive development of the prior quarter. The Group therefore confirms its guidance for the year as adjusted in April despite the recent negative development in exchange rates, particularly the marked weakness of the U.S. dollar against the euro over the course of the year. Cost-cutting measures and improvements in efficiency continue to bear fruit: Deutsche Telekom posted year-on-year increases in profitability in all operating segments between July and September.

Net revenue of the Group increased by 5.2 percent year-on-year to EUR 16.3 billion in the third quarter. At the same time, adjusted EBITDA improved by 5.2 percent to EUR 5.5 billion. At EUR 3.3 billion, free cash flow was considerably higher than both the prior-year figure of EUR 2.2 billion and the figure for the full first half year of EUR 1.8 billion.

In a comparison of the first nine months, revenue increased by 6.2 percent to EUR 48.4 billion over the same period in 2008 and adjusted EBITDA rose by 5.5 percent to EUR 15.6 billion. At EUR 5.1 billion, free cash flow remained slightly lower than the figure of EUR 5.8 billion posted at the same time last year due to the weak performance at the beginning of this year. Adjusted net profit decreased by 3.1 percent compared with the first nine months of 2008 to EUR 2.5 billion.

"We have continued the positive trend of the second quarter and have picked up the pace," said CEO René Obermann. "We responded quickly and took effective steps in those markets we were concentrating on in the first quarter – the United Kingdom, the United States, and Poland."

T-Mobile UK's business stabilized over the course of the year. On September 8 Deutsche Telekom and France Telecom announced that they were holding exclusive negotiations on the establishment of a 50:50 joint venture between the Deutsche Telekom's UK subsidiary and Orange UK. The roll-out of the 3G network in the United States is progressing well. The sale of 3G-enabled handsets and the sharp increase in data revenues show that the company has enormous growth potential. The Polish subsidiary PTC has finally mastered the challenges it faced thanks to improvements in efficiency and is now once again successful in the Polish market.

The Save for Service program continued its particularly successful course in the third quarter. This efficiency enhancement program has generated savings totaling EUR 5.4 billion so far since its launch in 2005. Deutsche Telekom will continue its cost cutting and address the entire cost base of the Group. Further details will be made available when the financial figures for the full year 2009 are published.

Development of the operating segments at a glance:

Germany
The Germany operating segment posted positive figures with domestic fixed-network and mobile communications activities reported together under the new structure. Revenue in the third quarter decreased by 2.0 percent year-on-year to EUR 6.5 billion and adjusted EBITDA fell by 3.3 percent to EUR 2.5 billion.

The German mobile communications business posted revenue growth of 1.4 percent and an adjusted EBITDA margin of 43.6 percent in the third quarter. At T-Mobile Deutschland, the proportion of the average revenue per user (ARPU) generated by non-voice traffic increased year-on-year from 23 percent to 27 percent. This development was driven chiefly by data revenues, which in the first three quarters of 2009 were 51 percent higher than the prior-year figure. The number of contract customers rose in the third quarter to more than 17.1 million, boosted by high demand for the Apple iPhone. The share of contract customers increased year-on-year to 44 percent of the total customer base.

Revenue for the quarter from domestic fixed-network business decreased by 3.5 percent year-on-year and adjusted EBITDA fell by 2.6 percent. As a result, the EBITDA margin improved from 33.7 percent to 34.0 percent. The highlight was the development of Entertain, the television service of the future. 885,000 packages had been marketed by the end of the quarter, well on the way to achieving the target of one million for the full year.

The number of new DSL customers was lower, as expected and as announced with the half-year figures. The fact that many of the contracts for complete packages expired after two years in July and August in particular led to a fall in the market share of net additions to 18 percent in the third quarter. Seen over the full nine months, however, this figure was 46 percent and as such remained at the target level for the full year of at least 45 percent. The number of DSL customers who changed their provider also had a bearing on the number of lines lost at 573,000 in the third quarter, increased slightly year-on-year. The figure of 1.65 million lines lost after nine months means that for the full year, the prior-year figure of just under 2.5 million is likely to be undercut by around 15 percent.

United States
In a difficult quarter T-Mobile USA succeeded in keeping its margin stable and laying the foundation for future growth with the rapid roll-out of its 3G mobile network. Network coverage was expanded by almost 50 percent between July and September to its current level of around 170 million people. The goal of reaching 200 million people by the end of the year remains unchanged. In addition, the range of 3G-enabled handsets for customers is being expanded to 24 by the end of the year.

With the expansion of its own shops and a sales agreement with the U.S. electronics retail chain RadioShack, T-Mobile USA has boosted its sales interface from 5,300 shops mid-year to around 9,300 shops now. In addition, the new Even More price plans were launched a few days ago. These plans offer price advantages of up to 42 percent compared with those of its main competitors, AT&T and Verizon, and therefore reinforce T-Mobile's standing as the provider offering the best value for money.

Revenue grew by 3 percent in the third quarter compared with the same period last year to EUR 3.8 billion. Measured in U.S. dollars, the decrease was 2.3 percent to USD 5.4 billion. At the same time, the adjusted EBITDA margin of 29.0 percent was well above the 28.4 percent recorded in the third quarter of 2008. T-Mobile USA posted adjusted EBITDA of EUR 1.1 billion, 5 percent more than one year ago.

77,000 customers were lost in the third quarter, an unsatisfactory development. Growth in business with data services remains strong. Earnings in this area rose by 40 percent year-on-year to USD 575 million. One of the main factors here is the enormous growth in the popularity of 3G-enabled handsets. In the third quarter alone their number grew by a third compared with June 30 to 2.8 million.

Europe
The mobile communications companies in the United Kingdom, Poland, the Netherlands, Austria, and the Czech Republic, all combined within the new Europe operating segment, are doing well in a difficult environment. On a like-for-like basis, revenue in the segment decreased by 13.2 percent year-on-year in the third quarter to EUR 2.6 billion and adjusted EBITDA fell by 2.6 percent to EUR 0.7 billion. This reflects the negative impact of exchange rate effects – particularly in Poland and the United Kingdom – and the reduction of termination charges.

Almost all national companies increased their adjusted EBITDA margins thanks to strict cost discipline. The improvement in the Netherlands was particularly marked; the margin increased from 19.1 percent in the prior year to 28.3 percent. An increase of 7.9 percentage points to 31.5 percent was also recorded in Austria. The recovery in the United Kingdom continued over the course of the year. The margin was 0.8 percentage points lower than in the prior year, but 3.9 percentage points higher than in the second quarter.

The Polish company PTC recorded the best development in customer numbers with 99,000 new contract customers. Overall, the mobile communications companies in the Europe segment served 44.4 million customers at September 30, 2009, including 17.9 million contract customers.

Southern and Eastern Europe
The Southern and Eastern Europe segment continued its positive development in the third quarter of 2009. Following the first-time inclusion of the OTE group effective February of this year, the segment recorded a year-on-year revenue increase of around EUR 1.4 billion to EUR 2.6 billion in the third quarter. Adjusted EBITDA increased EUR 0.5 billion or 83.6 percent in the same period to EUR 1.1 billion.

The OTE group made a significant contribution of EUR 1.5 billion to this positive development as well as EUR 0.6 billion to adjusted EBITDA.

Measured in euros, the revenues generated by the national companies in Hungary, Croatia, Slovakia, Macedonia, and Montenegro fell in the third quarter, primarily due to negative exchange rate effects – mainly in Hungary due to the sharp decline in the forint – and continued high pressure from competition. Broadband growth in all countries did not fully make up for the decline in revenue in the traditional fixed-network area. Cost-cutting measures meant it was possible to compensate partially for the decreases in revenue, however.

EBITDA margins remained high in all countries and even increased in some cases.

The broadband market in Southern and Eastern Europe continued to grow in the first nine months of 2009. A total of 3.7 million broadband lines were in operation at the balance sheet date. This represents an increase of 576,000 lines year-on-year. This figure includes 337,000 broadband lines in the fixed network of OTE Greece and Romtelecom (Romania).

The mobile communications market is exhibiting slow growth reflecting macro-economic trends in many countries, while customer numbers in Hungary and Slovakia are stagnating compared with the prior year. In absolute terms, however, all mobile communications companies contributed to the increase in customer numbers. Over 2 million net additions were gained in the first nine months of the year. Overall, the mobile communications companies in the Southern and Eastern Europe segment served 33.7 million customers at the balance sheet date.

The integration of OTE continues to progress well. Synergies of more than EUR 100 million were generated in the current year up to the end of September. Deutsche Telekom expects to record a net total effect of around EUR 70 million for the full year 2009 on the back of the realization of the individual measures over the course of the year.

Systems Solutions
The profitability of T-Systems' business improved considerably once again in the third quarter. Apart from that, the effects of the financial and economic crisis were felt, as they were in the industry as a whole.

Total revenue from Systems Solutions decreased in the third quarter by 7.3 percent year-on-year to EUR 2.1 billion. Business with customers outside Deutsche Telekom generated revenues of EUR 4.5 billion in the first three quarters of 2009, a decrease of 2.8 percent year-on-year which reflects the general situation in the market. Customers are exercising restraint regarding new projects in particular as a result of the global financial and economic crisis. International revenue, by contrast, increased by around 1 percent and continued the positive trend of prior quarters.

Adjusted EBITDA rose 13.8 percent to EUR 231 million in the third quarter. Adjusted EBIT amounted to EUR 64 million compared with EUR 12 million in the prior-year quarter. This lifted the EBIT margin – an important indicator in the systems solutions business – to 3.0 percent from 0.5 percent in the same period of 2008.

The weaker revenue development was attributable to domestic business in particular where earnings declined by 8.5 percent between July and September. In addition, revenues within the Group decreased by a disproportionately high extent of 11.1 percent. This underlines once again T-Systems' contribution to Deutsche Telekom's efforts to cut costs.

T-Systems recorded an 11.7 percent drop in new orders in the third quarter compared with the same period in 2008 to EUR 1.7 billion. The Automotive segment, for example, felt the consequences of the current general economic situation. It is therefore all the more encouraging that T-Systems was able to win major deals, such as with the automotive supplier Contintental. T-Systems also won important orders internationally, for example from Nobel Biocare, the world leader in dental solutions. In addition, the anti-trust authorities have approved the takeover by T-Systems of SAP's entire hosting customer base in Europe, which means T-Systems will in the future support the software applications of almost 90 companies at its own data centers.

The Deutsche Telekom Group at a glance*:
	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1-Q3 2009 millions of €	Q1-Q3 2008 millions of €	Change %	FY 2008 millions of €
Net revenue - Domestic - International	16,262 7,201 9,061	15,454 7,158 8,296	5.2 0.6 9.2	48,402 20,961 27,441	45,557 21,596 23,961	6.2 (2.9) 14.5	61,666 28,885 32,781
Profit (loss) before income taxes	1,696	1,634	3.8	2,195	4,147	(47.1)	3,452
Adjusted profit before income taxes	1,873	2,028	(7.6)	4,428	4,630	(4.4)	5,884
Net profit (loss)	959	895	7.2	356	2,213	(83.9)	1,483
Adjusted net profit	1,074	1,182	(9.1)	2,485	2,565	(3.1)	3,426
EBITDA	5,394	4,894	10.2	15,363	14,415	6.6	18,015
AdjustedEBITDA	5,528	5,254	5.2	15,598	14,790	5.5	19,459
Net cash from operating activities	5,343	4,285	24.7	11,821	11,298	4.6	15,368
Free cash flow before dividend payments	3,286	2,196	49.6	5,106	5,788	(11.8)	7,033
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,131)	(2,137)	0.3	(6,953)	(5,766)	(20.6)	(8,707)
Net debt at balance sheet date				42,389	39,449	7.5	38,158
Number of employees at balance sheet date				259,973	230,079	13.0	227,747

Germany operating segment*:
	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1-Q3 2009 millions of €	Q1-Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue - Fixed network - Mobile communications	6,471 4,711 2,109	6,601 4,884 2,079	(2.0) (3.5) 1.4	19,022 14,063 6,008	19,792 14,795 6,062	(3.9) (4.9) (0.9)	26,400 19,782 8,069
Net revenue	6,008	6,160	(2.5)	17,828	18,583	(4.1)	24,754
Profit (loss) from operations	1,409	1,528	(7.8)	4,008	4,040	(0.8)	4,624
EBITDA	2,446	2,547	(4.0)	7,146	7,161	(0.2)	8,804
AdjustedEBITDA - Fixed network - Mobile communications	2,523 1,604 920	2,610 1,647 964	(3.3) (2.6) (4.6)	7,267 4,795 2,479	7,495 4,901 2,593	(3.0) (2.2) (4.4)	9,764 6,400 3,364
Average number of employees	84,369	89,215	(5.4)	85,199	90,888	(6.3)	89,961

Comments on the table:
The contributions of the subsegments generally show the unconsolidated view and do not take into consideration consolidation effects at operating segment level.

The 160,000 or so business customers transferred from the Systems Solutions operating segment effective January 1, 2009 are shown as part of the fixed-network operations in the Germany operating segment. All prior-quarter and prior-year figures have been adjusted for better comparability.

United States operating segment*:
	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1-Q3 2009 millions of €	Q1-Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	3,758	3,657	2.8	11,813	10,616	11.3	14,957
Profit (loss) from operations	595	570	4.4	1,779	1,656	7.4	2,299
EBITDA	1,089	1,017	7.1	3,326	2,993	11.1	4,183
Adjusted EBITDA	1,089	1,038	4.9	3,326	3,034	9.6	4,240
Average number of employees	37,996	36,636	3.7	37,859	35,641	6.2	36,076

Comments on the table:
Including first-time consolidation of SunCom from February 22, 2008.

Europe operating segment*:
	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1-Q3 2009 millions of €	Q1-Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,552	2,940	(13.2)	7,561	8,559	(11.7)	11,354
of which: T-Mobile UK	853	999	(14.6)	2,575	3,073	(16.2)	4,051
of which: T-Mobile NL	452	477	(5.2)	1,361	1,340	1.6	1,806
of which: PTC	450	618	(27.2)	1,306	1,722	(24.2)	2,260
of which: T-Mobile CZ	313	357	(12.3)	898	1,000	(10.2)	1,329
of which: T-Mobile A	260	271	(4.1)	782	815	(4.0)	1,085
Net revenue	2,405	2,791	(13.8)	7,145	8,142	(12.2)	10,798
Profit (loss) from operations	349	201	73.6	(1,211)	486	n.a.	496
EBITDA	738	749	(1.5)	1,874	2,204	(15.0)	2,853
Adjusted EBITDA	745	765	(2.6)	1,895	2,231	(15.1)	2,939
of which: T-Mobile UK	181	220	(17.7)	447	646	(30.8)	888
of which: T-Mobile NL	128	91	40.7	295	267	10.5	352
of which: PTC	175	222	(21.2)	455	620	(26.6)	785
of which: T-Mobile CZ	165	175	(5.7)	473	491	(3.7)	634
of which: T-Mobile A	82	64	28.1	205	205	0.0	285
Average number of employees	18,114	17,867	1.4	18,248	17,876	2.1	17,945

Comments on the table:
Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009.

Southern and Eastern Europe operating segment*:
	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1-Q3 2009 millions of €	Q1-Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,616	1,265	n.a.	7,096	3,499	n.a.	4,645
of which: Hungary	437	550	(20.5)	1,240	1,524	(18.6)	2,006
of which: Croatia	315	339	(7.1)	885	921	(3.9)	1,223
of which: Slovakia	244	262	(6.9)	734	736	(0.3)	994
of which: Greece	1,087	-	n.a.	2,800	-	n.a.	-
of which: Romania	296	-	n.a.	795	-	n.a.	-
of which: Othera	271	119	n.a.	722	328	n.a.	435
Net revenue	2,564	1,215	n.a.	6,965	3,382	n.a.	4,497
Profit (loss) from operations	462	371	24.5	1,203	920	30.8	915
EBITDA	1,082	583	85.6	2,906	1,572	84.9	1,949
Adjusted EBITDA	1,089	593	83.6	2,890	1,603	80.3	2,014
of which: Hungary	189	235	(19.6)	522	648	(19.4)	820
of which: Croatia	153	176	(13.1)	414	443	(6.5)	557
of which: Slovakia	118	119	(0.8)	350	343	2.0	427
of which: Greece	413	-	n.a.	1,035	-	n.a.	-
of which: Romania	88	-	n.a.	227	-	n.a.	-
of which: Othera	130	62	n.a.	343	169		211
Average number of employees	53,593	21,083	n.a.	50,395	21,321	n.a.	21,229

Comments on the table:
Including first-time consolidation of OTE from February 1, 2009.
a Other consists of Bulgaria, Albania, Macedonia, and Montenegro.

Systems Solutions operating segment*:
	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1-Q3 2009 millions of €	Q1-Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,125	2,293	(7.3)	6,410	6,744	(5.0)	9,343
- Computing & Desktop Services - Systems Integration - Telecommunications	952 370 803	961 415 917	(0.9) (10.8) (12.4)	2,785 1,174 2,451	2,745 1,285 2,714	1.5 (8.6) (9.7)	3,877 1,741 3,725
Net revenue	1,467	1,553	(5.5)	4,465	4,595	(2.8)	6,368
New orders	1,689	1,912	(11.7)	6,014	7,380	(18.5)	10,235
Profit (loss) from operations	16	(11)	n.a.	54	407	(86.7)	81
EBITDA	183	180	1.7	571	981	(41.8)	862
Adjusted EBITDA	231	203	13.8	673	595	13.1	826
Average number of employees	45,877	46,028	(0.3)	45,063	46,109	(2.3)	46,095

Comments on the table:
The 160,000 or so business customers transferred from the Systems Solutions operating segment effective January 1, 2009 are shown as part of the fixed-network operations in the Germany operating segment. All prior-quarter and prior-year figures have been adjusted for better comparability.

Group Headquarters & Shared Services*:
	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1-Q3 2009 millions of €	Q1-Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	593	748	(20.7)	1,823	2,179	(16.3)	2,781
Net revenue	63	82	(23.2)	197	249	(20.9)	307
Profit (loss) from operations	(311)	(319)	2.5	(964)	(900)	(7.1)	(1,266)
EBITDA	(112)	(152)	26.3	(316)	(342)	7.6	(493)
Adjusted EBITDA	(112)	74	n.a.	(304)	(40)	n.a.	(181)
Average number of employees	20,548	25,141	(18.3)	19,970	24,917	(19.9)	23,581

*Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization, and impairment losses. For a detailed explanation of non-GAAP performance measures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation to pro forma figures” that is posted on Deutsche Telekom's Investor Relations website at www.telekom.com.

Development of customer numbers in the first three quarters of 2009

Germany operating segment:
	Sept. 30, 2009 thousands	Sept. 30, 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	26,653	28,978	(2,325)	(8.0)
Broadband lines Retaila	11,301	10,242	1,059	10.3
Resale/IP-BSAb	1,752	2,905	(1,153)	(39.7)
ULLsc	8,914	7,906	1,008	12.7
IP-BSA SAd	517	54	463	n.a.
Mobile communications
Mobile communications customerse, f	39,330	38,800	530	1.4

Comments on the table:
The 160,000 or so business customers transferred from the Systems Solutions operating segment effective January 1, 2009 are shown as part of the fixed-network operations in the Germany operating segment. All prior-year figures were adjusted for better comparability.
a Lines in operation excluding internal use and public telecommunications systems, including IP-based lines and congstar.
b Resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group, including bundled IP-BSA. In the case of IP bitstream access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.
c Unbundled local loop line: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d IP-BSA Stand Alone: wholesale service not bundled with a PSTN line. Allows competitors to offer an all-IP product range.
e One mobile communications card corresponds to one customer.
f Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

United States operating segment:
	Sept. 30, 2009 thousands	Sept. 30, 2008 thousands	Change thousands	Change %
Mobile customersa	33,420	32,136	1,284	4.0

Comments on the table:
a One mobile communications card corresponds to one customer.

Europe operating segment:
	Sept. 30, 2009 thousands	Sept. 30, 2008 thousands	Change thousands	Change %
Mobile customersa	44,409	43,867	542	1.2
of which: T-Mobile UKb	16,608	16,802	(194)	(1.2)
of which: T-Mobile NLc	5,474	5,327	147	2.8
of which: PTC	13,482	13,013	469	3.6
of which: T-Mobile CZ	5,458	5,392	66	1.2
of which: T-Mobile A	3,387	3,333	54	1.6

Comments on the table:
a One mobile communications card corresponds to one customer.
b Including Virgin Mobile.
c The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

Southern and Eastern Europe operating segment:
	Sept. 30, 2009 thousands	Sept. 30, 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	12,184	13,015	(831)	(6.4)
of which: Hungary	1,870	2,055	(185)	(9.0)
of which: Croatia	1,497	1,559	(62)	(4.0)
of which: Slovakia	1,104	1,126	(22)	(2.0)
of which: Greece	4,349	4,675	(326)	(7.0)
of which: Romania	2,832	3,009	(177)	(5.9)
Retail broadband lines	3,385	2,710	675	24.9
Resale/IP-BSAb	246	358	(112)	(31.3)
ULLsc	971	579	392	67.7
IP-BSA SAd	30	18	12	66.7
Mobile communications
Mobile customerse	33,711	29,848	3,863	12.9
of which: Hungary	5,207	5,156	51	1.0
of which: Croatia	2,885	2,620	265	10.1
of which: Slovakia	2,301	2,317	(16)	(0.7)
of which: Greece	9,064	7,411	1,653	22.3
of which: Romania	6,599	5,246	1,353	25.8

Comments on the table:
Including first-time consolidation of OTE from February 1, 2009. Prior-year figures have been adjusted on a pro forma basis.
a Lines in operation excluding internal use and public telecommunications, including IP-based lines.
b Resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group, including bundled IP-BSA. In the case of IP bitstream access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.
c Unbundled local loop line: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d IP-BSA Stand Alone: wholesale service not bundled with a PSTN line. Allows competitors to offer an all-IP product range.
e One mobile communications card corresponds to one customer.

Net additions in the third quarter of 2009

Germany operating segment:
	Q3 2009 thousands	Q3 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	(573)	(565)	(8)	(1.4)
Broadband lines Retaila	72	344	(272)	(79.1)
Resale/IP-BSAb	(200)	(264)	64	24.2
ULLsc	172	394	(222)	(56.3)
IP-BSA SAd	92	52	40	76.9
Mobile communications
Mobile communications customerse, f	227	401	(174)	(43.4)

Comments on the table:
The 160,000 or so business customers transferred from the Systems Solutions operating segment effective January 1, 2009 are shown as part of the fixed-network operations in the Germany operating segment. All prior-year figures were adjusted for better comparability.
a Lines in operation excluding internal use and public telecommunications systems, including IP-based lines and congstar.
b Resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group, including bundled IP-BSA. In the case of IP bitstream access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.
c Unbundled local loop line: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d IP-BSA Stand Alone: wholesale service not bundled with a PSTN line. Allows competitors to offer an all-IP product range.
e One mobile communications card corresponds to one customer.
f Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

United States operating segment:
	Q3 2009 thousands	Q3 2008 thousands	Change thousands	Change %
Mobile customersa	(77)	670	(747)	n.a.

Comments on the table:
a One mobile communications card corresponds to one customer.

Europe operating segment:
	Q3 2009 thousands	Q3 2008 thousands	Change thousands	Change %
Mobile customersa	154	354	(200)	(56.6)
of which: T-Mobile UKb	20	8	12	n.a.
of which: T-Mobile NLc	51	49	2	4.1
of which: PTC	73	182	(109)	(59.9)
of which: T-Mobile CZ	25	79	(54)	(68.4)
of which: T-Mobile A	(15)	36	(51)	n.a.

Comments on the table:
a One mobile communications card corresponds to one customer.
b Including Virgin Mobile.
c The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

Southern and Eastern Europe operating segment:
	Q3 2009 thousands	Q3 2008 thousands	Change thousands	Change %
Fixed network
Fixed-network linesa	(205)	(208)	2	1.4
of which: Hungary	(48)	(39)	(9)	(23.1)
of which: Croatia	(16)	(18)	2	11.1
of which: Slovakia	(10)	(5)	(5)	n.a.
of which: Greece	(58)	(109)	51	46.8
of which: Romania	(64)	(28)	(36)	n.a.
Retail broadband lines	107	173	(66)	(38.2)
Resale/IP-BSAb	(17)	(22)	5	22.7
ULLsc	68	81	(13)	(16.0)
Mobile communications
Mobile customersd	728	232	n.a.	n.a.
of which: Hungary	(49)	74	(123)	n.a.
of which: Croatia	17	76	(59)	(77.6)
of which: Slovakia	(22)	(13)	(9)	(69.2)
of which: Greece	271	n.a.	n.a.	n.a.
of which: Romania	269	n.a.	n.a.	n.a.

Comments on the table:
First-time consolidation of OTE from February 1, 2009. Prior-year Fixed Network figures have been adjusted accordingly on a pro forma basis.
a Lines in operation excluding internal use and public telecommunications, including IP-based lines.
b Resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group, including bundled IP-BSA. In the case of IP bitstream access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.
c Unbundled local loop line: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
d One mobile communications card corresponds to one customer

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook," or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger-than-expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt, and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link "Investor Relations."

Deutsche Telekom AG
Corporate Communications

Tel.: +49 (0) 228 181-49 49
E-Mail: presse@telekom.de

Further information is available for journalists at: www.telekom.com/media

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: November 6, 2009